Filed by Hewlett Packard Enterprise Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Hewlett Packard Enterprise Company

Commission File No.: 001-37483

This filing consists of communications by Hewlett Packard Enterprise Company (“Hewlett Packard Enterprise”) in connection with the proposed distribution of the Class A common stock, par value $0.01 per share, of Seattle SpinCo, Inc. (“Seattle”), a wholly owned subsidiary of Hewlett Packard Enterprise, to Hewlett Packard Enterprise’s stockholders and merger of Seattle with a wholly owned subsidiary of Micro Focus International plc (“Micro Focus” and such transactions, collectively, the “Transaction”). Such communications were issued to Hewlett Packard Enterprise employees in connection with the public announcement of the proposed Transaction.

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[Email to Hewlett Packard Enterprise Employees]

HPE Announces Q3 FY16 Results

To: All HPE employees

Today, Hewlett Packard Enterprise announced Q3 earnings and I am pleased to report that overall we had a strong quarter. While revenue was down slightly on an operational basis, we saw several areas of growth in key parts of our portfolio, including networking, all-flash storage, high-performance compute and Technology Services. Profitability was very encouraging as we continue to deliver margin improvements in Enterprise Services and focus on profitable deals in the Enterprise Group. Our non-GAAP EPS was 49 cents, which, even before the impact of a favorable tax-rate, was at the high end of our previously guided range. Free cash flow also improved to $1 billion through diligent working capital management. And, we returned $1.5 billion to shareholders primarily through share repurchases.

We also announced plans for a spin-off and merger of our non-core software assets with Micro Focus, a global enterprise software company. I want to share more about how this spin-merger positions HPE to be more competitive in our core markets.

Our vision for HPE

Last year, we launched the new HPE with a vision of being the industry’s leading provider of hybrid IT, built on the secure, next-generation, software-defined infrastructure that will run our customers’ data centers today, bridge them to multi-cloud environments tomorrow, and enable the emerging intelligent edge that will power campus, branch and Internet of Things (IoT) applications for decades to come. We believe this is the right strategy for our company and what we are best qualified to do.

To realize our vision, we looked at our portfolio and product roadmaps to determine the gaps we need to fill and the areas that are not core to our go-forward strategy. As a result, we increased our R&D investment to create new offerings like HPE Synergy and our Hyper-Converged 380 solution. We made targeted acquisitions, like Aruba and SGI, and announced exciting new strategic partnerships, like Microsoft Azure, Docker and Mesosphere. We also took action on the non-core areas with the sale of TippingPoint, the H3C deal in China, and the merger of our Enterprise Services business with CSC, which is on track to be completed by March 31, 2017.

The announcement today of our plans for a spin-merge of our Application Delivery Management, Big Data, Enterprise Security, Information Management & Governance, and IT Operations Management software businesses with Micro Focus is part of our overall strategy. The combination of HPE’s software assets with Micro Focus is expected to create a business with annual revenues of approximately $4.5 billion, a comprehensive array of products, strong go-to-market capability and deep R&D resources to deliver best-in-class solutions to customers and partners. For Software employees, you will be part of a company with a clear strategy, where every product has an important role and you get to work on the software technology that you love. It’s the right decision for these software assets, our Software employees, and the future of HPE.

With this announcement, Robert Youngjohns, the current head of our Software business, will assume the role of Executive Vice President, Strategic Business Development, reporting to me. In this new role, Robert will partner with other members of the leadership team to drive strategic customer and partner initiatives focused on growing key parts of the business.

With Robert taking on this new role, Chris Hsu, our Chief Operating Officer, will lead the Software business effective immediately, in addition to his current responsibilities. Chris’ track record of driving strong performance and understanding market dynamics at HPE and throughout his career make him a great fit for this role.

In addition, HPE and Micro Focus announced plans for a commercial partnership that will name SUSE as HPE’s preferred Linux partner and will bring together HPE’s Helion OpenStack and Stackato solutions with SUSE’s OpenStack expertise to provide best-in-class enterprise-grade hybrid cloud offerings for HPE customers.

I want to be very clear that both software and services will be key enablers of HPE’s go-forward strategy. Our portfolio in these areas will be more closely aligned to our core offerings than ever before. We’re doubling down on the software capabilities that power and differentiate our infrastructure solutions and are critical in a cloud environment. And Technology Services will play a key role in helping customers transform their environments and take advantage of opportunities in emerging areas.

The pace of change in our industry is unprecedented. Today more than ever, companies have to compete harder and faster – and sometimes that means making tough decisions or important changes. Being focused and nimble is the only path to winning – and let me say that HPE has been doing just that since we launched as a new company. We’ve taken big steps to position HPE for the future.

I know this announcement means more change, but change is built into the fabric of our industry. And the best way to deal with change is to not get distracted. Our customers and partners must remain our priority and we must speak to them with clarity and confidence. HPE has a great story to tell. We must all stay relentlessly focused on making sales, delivering against our commitments and closing the year strong.

Visit HPE News Now to get additional information and resources. On Friday, September 9, the Executive Council and I are holding an All Employee Meeting where we will answer your questions and talk more about our earnings announcement and the steps we’re taking to achieve HPE’s vision.

I am proud of the progress we’ve made as HPE. Thank you for everything you’re doing to contribute. The opportunities ahead of us are exciting, but we need to compete like we never have before. This is a critical moment that will define the next phase of our journey.

Best,

Meg

[Internal blog post to Hewlett Packard Enterprise Employees]

MW on HPE’s Future

Company announces spin-merge of non-core software assets with Micro Focus, doubles down on hybrid IT

By Meg Whitman

It’s been quite a year for HPE. While we only launched our new company last November, it’s amazing how much progress we’ve made as a standalone company.

When we launched the new HPE, we laid out a vision of being the industry’s leading provider of hybrid IT with the secure, next-generation, software-defined infrastructure that will run customers’ data centers today, bridge them to multi-cloud environments tomorrow, and enable the emerging intelligent edge that will power campus, branch and IoT applications for decades to come.

We believe this is what our customers are looking for, what we are best qualified to do, and what will be the most successful path forward.

INVESTING IN OUR FUTURE

To achieve this vision, we’ve been busy realigning our portfolio and product roadmap with our go-forward strategy.

In just the last few months, we announced enhancements and new products across storage, infrastructure, converged systems, cloud and a truly differentiated set of edge compute products for the Internet of Things. We also announced plans to acquire SGI, further extending our leadership in high-performance computing, big data analytics, and data management.

And I’m excited to go to market with our new strategic partners, including GE Digital, Docker and Mesosphere.

REFINING OUR FOCUS

Through this process, we also identified areas of the business that were not aligned with our go-forward strategy. Over the last year, we made a number of bold moves to focus our portfolio, including the sale of TippingPoint, the H3C deal in China, and of course, the spin-merge of our Enterprise Services business with CSC.

And today we announced plans for the spin-merge of our non-core software assets with Micro Focus. The combination of HPE’s Application Delivery Management, Big Data, Enterprise Security, Information Management & Governance and IT Operations Management businesses with Micro Focus will create one of the world’s largest pure-play software companies.

Micro Focus’s approach to managing both growing and mature software assets will ensure higher levels of investment in growth areas like big data analytics and security, while maintaining a stable platform for mission-critical software products that customers rely on.

Because of this, I believe that the software assets that will be a part of the combined company will bring better value to our customers, employees and shareholders as part of a more focused software company.

HPE DOUBLING DOWN ON SOFTWARE-DEFINED TECHNOLOGY

I want to be crystal clear – HPE is not getting out of software. Software is still a key enabler of our go-forward strategy, but we need the right assets to win in our target markets. Moving forward, we will double down on the software capabilities that power and differentiate our infrastructure solutions and are critical in a cloud environment.

For example, our newly created Software-Defined and Cloud business will build upon key software assets like OneView and the Helion Cloud platform to deliver software-defined hybrid IT solutions like Synergy, the industry’s first composable infrastructure, and our other hyper-converged systems. Since OneView’s launch in 2013, we’ve sold nearly 500,000 licenses and have a growing partner ecosystem, including Docker, Chef, Turbonomic and SaltStack.

MAKING THE RIGHT CHOICES FOR HPE

I am confident that we are making the right choices. Once the ES–CSC and Software – Micro Focus transactions are complete, HPE will be a faster-growing, higher-margin and stronger free cash flow company, well positioned for the future.

While there is more work to do, we are already seeing that our strategy is working. We’ve recently secured new customers like Home Depot, Best Buy, Dropbox and the Rio airport, and we continue to introduce best-in-class solutions.

And the market is recognizing what we are doing. With these strategic moves and our continued strong operational performance, HPE’s market cap has increased by over $10 billion, or 40%, since the separation from HPI on November 1, 2015.

As I’ve said many times before, we’re living in a world where continuous improvement is essential to long-term success. I am pleased with the progress we’ve made, and am excited about the opportunity ahead.

-Meg

[Email to Employees of Software Segment of Hewlett Packard Enterprise]

Today’s Software Announcement

To: All Software Employees

As you heard from Meg [link to message], today we announced plans for a spin-off and merger of our Software business with Micro Focus. In addition, we said that Robert Youngjohns is taking on a new role as EVP of Strategic Business Development and that I’ll assume leadership of the business. I wanted to reach out to tell you more about today’s news and why I’m excited.

First, let me begin by recognizing Robert. He’s a strong leader and I’ve enjoyed having the opportunity to work with him. Robert has taught me a lot about our HPE software portfolio and I’m lucky that I can still seek his counsel as he takes on this new role and supports me through this transition.

Let me also say that I am incredibly honored to be leading the Software business. We have a strong portfolio of assets and a great team that’s extremely dedicated and passionate about this business. There is so much to be excited about. I am really looking forward to working with all of you to shape our strategy, drive results and deliver for our customers. In the near term, we need to focus on stabilizing license revenue growth and delivering in Q4.

The spin-merge with Micro Focus is absolutely the right move for the Software business. The combined company is going to be one of the largest pure-play enterprise software companies in the world. We’ll be able to really focus on what this team does best and that’s building, selling and supporting software with a more comprehensive portfolio, stronger go-to-market capabilities and deeper R&D. It’s going to be a company positioned to win!

I also want all of you to know is that Micro Focus has never shut a product down. And we have no plans to change that. This should be reassuring for many of our customers and partners. They must remain our top priority. Each of us must do everything we can to ensure they are taken care through the close and that they experience no disruption.

Tomorrow, I am holding an audio webcast with Robert where we’ll talk more about today’s announcement. I will also introduce Kevin Loosemore, the executive chairman of Micro Focus, to share his thoughts on the combined entity. I know you have a lot of questions so we’ll be sure there is plenty of time for Q&A. I hope you can join.

In addition, over the next few weeks, I plan to spend a lot of time meeting with customers, working with the Software leadership team and getting out to visit with many of you at our key sites. I am extremely optimistic about what’s ahead for this organization and I couldn’t be more thrilled to be part of your team to realize these opportunities.

All the best,

Chris

Forward-Looking Statements

Information set forth in this communication, oral statements made by representatives of Hewlett Packard Enterprise or Micro Focus regarding the Transaction, and other information published by Hewlett Packard Enterprise and Micro Focus, including statements as to Hewlett Packard Enterprise’s and Micro Focus’s outlook and financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Micro Focus and Seattle SpinCo, Inc. (“Seattle”), which will immediately follow the proposed spin-off of Seattle from Hewlett Packard Enterprise (collectively, the “Transaction”), constitute or may be deemed to constitute forward-looking statements (including within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995). These estimates and statements are prospective in nature and are subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

These statements are based on various assumptions and the current expectations of the management of Hewlett Packard Enterprise and Micro Focus, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Such forward-looking statements should therefore be construed in light of such factors. Neither Hewlett Packard Enterprise nor Micro Focus, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this communication will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Hewlett Packard Enterprise or Micro Focus will be as expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and, other than in accordance with their legal or regulatory obligations (including under the UK Listing Rules, EU Market Abuse Regulation, the UK Disclosure and Transparency Rules and federal securities laws, as relevant), Hewlett Packard Enterprise and Micro Focus undertake no obligation, and Hewlett Packard Enterprise and Micro Focus expressly disclaim any intention or obligation, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements.

Some forward-looking statements discuss Hewlett Packard Enterprise’s or Micro Focus’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this communication include, but are not limited to, statements regarding the expected effects on Hewlett Packard Enterprise, Seattle and Micro Focus of the proposed Transaction, the anticipated timing and benefits of the Transaction, including future financial and operating results, the tax consequences of the Transaction to Hewlett Packard Enterprise or its stockholders for U.S. federal income tax purposes, and the combined company’s plans, objectives, expectations and intentions. Forward-looking statements also include all other statements in this communication that are not historical facts.

Important factors that could cause actual results to differ materially from those in the forward-looking statement include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Hewlett Packard Enterprise’s and Micro Focus’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; Micro Focus’s ability to integrate Seattle successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Hewlett Packard Enterprise’s or Micro Focus’s businesses; and the effect of economic, competitive, legal, governmental and technological factors and other factors described under “Risk Factors” in Hewlett Packard Enterprise’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and subsequent Quarterly Reports on Form 10-Q. For a discussion of important factors which could cause actual results to differ from forward looking statements relating to Micro Focus and the Micro Focus Group, please refer to Micro Focus’ Annual Report and Accounts 2016. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

This communication is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. This communication is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities of Micro Focus or Seattle in any jurisdiction in contravention of applicable law. Micro Focus will publish a circular and prospectus in connection with the Transaction and any decision in respect of, or other response to, the Transaction should be made on the basis of the information contained in such documents. This communication does not constitute a prospectus or prospectus equivalent document.

No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed Transaction, Micro Focus will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 or F-4, which will include a prospectus. In addition, Seattle expects to file a registration statement in connection with its separation from Hewlett Packard Enterprise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE CIRCULAR, REGISTRATION STATEMENTS/PROSPECTUSES AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MICRO FOCUS, SEATTLE AND THE TRANSACTION. Investors and security holders will be able to obtain the registration statements (when available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when available) can also be obtained free of charge from Hewlett Packard Enterprise by directing a written request to Hewlett Packard Enterprise at Hewlett Packard Enterprise Company, 3000 Hanover Street, Palo Alto, California 94304, Attention: Investor Relations, or by calling (650) 857-2246.

Overseas Jurisdictions

The release, publication or distribution of this communication in jurisdictions other than the United States or the United Kingdom, and the ability of shareholders located outside of these jurisdictions to participate in the Transaction, may be restricted by law and therefore any persons who are subject to the laws of any other jurisdiction should inform themselves about, and observe any applicable legal or regulatory requirements.